CUSIP No. 0006833991                       Page 1 of 30 Pages

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. )


                   Onyx Pharmaceuticals, Inc.
_________________________________________________________________
                         (Name of Issuer)


                  Common Stock, $.001 par value
_________________________________________________________________
                 (Title of Class of Securities)



                           0006833991
_________________________________________________________________
                         (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                    Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London EC4N 8NR England            New York, New York  10111
Tel. 011-171-280-5000              Tel. (212) 841-5700
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                       January 12, 1998
                 _______________________________
                  (Date of Event Which Requires
                     Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

CUSIP No. 0006833991                       Page 2 of 30 Pages

_________________________________________________________________
1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom
_________________________________________________________________
Number of                7)   Sole Voting    1,122,807 shares of
Shares Beneficially           Power          Common Stock, $.001

Owned by                                     par value ("Common
Reporting Person                             Stock")

                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  1,122,807 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           1,122,807 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                            9.9%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  CO

CUSIP No. 0006833991                       Page 3 of 30 Pages

                          Schedule 13D
                          ____________

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Onyx Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3031 Research Drive, Richmond, California 94806.

Item 2.   Identity and Background.
          _______________________

          (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

          (b) The principal business of IBT is that of a publicly-traded investment trust company.

          (c)  IBT's principal business address is Five Arrows
House, St. Swithin's Lane, London EC4N 8NR, England.

          (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

           This statement relates to the purchase by IBT of 1,122,807 shares of Common Stock (the "Shares") from the Issuer pursuant to a Stock Purchase Agreement made as of January 12, 1998 by and among the Issuer and each purchaser named therein, including IBT (the "Purchase Agreement") (the "Private Placement"). The Purchase Agreement is attached as Exhibit A hereto, and any description thereof is qualified in its entirety by reference thereto. The purchase price of the Shares was $7.125 per share, or, in the aggregate, $7,999,999.98. The source of such funds was IBT's working capital, or funds available for investment.

CUSIP No. 0006833991                       Page 4 of 30 Pages


Item 4.   Purpose of Transaction.
          ______________________

          IBT purchased the Common Stock in the transactions described in Item 3 above for investment purposes. In accordance with the terms of the Purchase Agreement, at the February 1998 meeting of the Issuer's Board of Directors, the Issuer will use its best efforts to cause an individual designated by IBT to be elected to a seat on the Board of Directors of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a)  Based on a total of 11,257,526 shares of Common
Stock outstanding after the completion of the Private Placement, IBT owns 1,122,807 shares of Common Stock, or approximately 9.9% of the Common Stock outstanding.

          (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          _______________________________________

          Pursuant to a contractual agreement, IBT has engaged Rothschild Asset Management Limited ("RAM") to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

          Pursuant to the Purchase Agreement, the following agreements, among others, have been made with respect to the securities of the Issuer:

CUSIP No. 0006833991                       Page 5 of 30 Pages

          (i) Prior to April 13, 1998 IBT will not sell or otherwise transfer (as defined in the Purchase Agreement) the Shares, unless such transfer is pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"), or the exemption from registration provided by Regulation S under the Act;

          (ii) For five years IBT will not directly or indirectly effect any acquisition of securities or assets of the Issuer, tender or exchange offer, merger or other extraordinary transaction involving the Issuer or any solicitation of proxies or consents to vote any voting securities of the Issuer, except that IBT may purchase additional securities of the Issuer in an amount sufficient to allow it to own 14.9% of the outstanding Common Stock, such restrictions being further described in the Purchase Agreement; and

          (iii) The Issuer will, within ninety days following the closing date of the sale of the Shares, prepare and file with the Securities and Exchange Commission a registration statement on Form S-3 in order to register the Shares under the Act for resale.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A -- Purchase Agreement  (Appears at Page 8)

CUSIP No. 0006833991                       Page 6 of 30 Pages


                            Signature
                            _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 1998


                                   INTERNATIONAL BIOTECHNOLOGY
                                   TRUST PLC



                                   By:/s/ Jeremy L. Curnock Cook
                                      __________________________
                                           Director

CUSIP No. 0006833991                       Page 7 of 30 Pages

                           SCHEDULE A
                           __________

             EXECUTIVE OFFICERS AND DIRECTORS OF IBT

          The business address of each person listed below is c/o Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers only to his relationship to IBT.

     Name                          Occupation     Citizenship
     ____                          __________     ___________

John M. Green-Armytage             Chairman       U.K.

Donald Cecil                       Deputy         U.S.
                                   Chairman

Gary M. Brass                      Director       U.K.

Jeremy L. Curnock Cook             Director       U.K.

Peter B. Collacott                 Director       U.K.

Stephen A. Duzan                   Director       U.S.

James D. Grant                     Director       U.S.

Howard E. Greene                   Director       U.S.

Dennis M.J. Turner                 Director       U.K.

CUSIP No. 0006833991                       Page 8 of 30 Pages

                                             EXHIBIT A
                                                  _________

                   ONYX PHARMACEUTICALS, INC.

                    STOCK PURCHASE AGREEMENT


          THIS AGREEMENT ("Agreement") is made as of the 12th day of January, 1998 (the "Effective Date"), by and among ONYX PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and each of those persons and entities, severally and not joint-ly, set forth on the Schedule of Purchasers attached as EXHIBIT A hereto (which persons and entities are hereinafter collectively referred to herein as "Purchasers" and each individually as a "Purchaser").

                              AGREEMENT

          In consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and each Purchaser (severally and not jointly) hereby agree as follows:

          SECTION 1.     AUTHORIZATION OF SALE OF THE SECURITIES.
Subject to the terms and conditions of this Agreement, the Company has or before the Closing (as defined below) will have authorized the sale and issuance of up to 1,403,508 shares of the Company's Common Stock, $0.001 par value (the "Shares").

          SECTION 2.     AGREEMENT TO SELL AND PURCHASE THE
SHARES.

          2.1  SALE OF SHARES.  At the Closing (as defined in
Section 3), the Company agrees to issue and sell to each Purchaser, severally and not jointly, and each Purchaser agrees to purchase from the Company, severally and not jointly, the number of Shares set forth next to such Purchaser's name on the Schedule of Purchasers attached hereto as EXHIBIT A (the "Schedule of Purchasers") at a purchase price of $7.125 per share (subject to proportionate adjustment upon the occurrence of any stock split, stock dividend, reverse stock split or like event that is consummated or becomes effective during the period commencing on the date hereof and ending immediately prior to the Closing).

          SECTION 3.     CLOSING AND DELIVERY

          3.1 CLOSING. The closing of the purchase and sale of the Shares to be issued pursuant to this Agreement (the
"Closing") shall be held at the offices of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto,
California, on January 12, 1998 or on such other date and place as may be agreed to by the Company and the Purchasers.

CUSIP No. 0006833991                       Page 9 of 30 Pages

          3.2 DELIVERY OF THE SHARES. Promptly following the Closing, but in no event later than three days following the Closing, the Company shall deliver to each Purchaser certificates representing the number of shares to be purchased at the Closing by each Purchaser registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser against payment of the purchase price therefore by wire transfer.

          SECTION 4.     REPRESENTATIONS, WARRANTIES AND
COVENANTS OF THE COMPANY.

          Subject to and except as set forth on the Schedule of Exceptions which is arranged in Sections corresponding to the sub-section numbered provisions contained below in this Section and except as described in the SEC Reports, the Company hereby represents and warrants to, and covenants with, the Purchasers as follows:

          4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority and all licenses, permits and authorizations to conduct its business as it is currently being conducted and as it is presently proposed to be conducted. The Company is duly qualified and is authorized to transact business and is in good standing as a foreign corporation in each juris-diction in which the failure so to qualify would have a material adverse effect on its business, assets, liabilities, operations, financial condition or prospects.

          4.2 DUE EXECUTION, DELIVERY AND PERFORMANCE OF THE AGREEMENTS. The Company's execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate and stockholder action by the Company and its stockholders, respectively. Upon the execution and delivery by the Company, and assuming the valid execution and delivery of this Agreement by each of the Purchasers, this Agreement will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including specific performance, and except as the indemnification provisions contained in Section
9.3 hereof may be legally unenforceable.

CUSIP No. 0006833991                       Page 10 of 30 Pages

          4.3 NO CONFLICTS. The Company's execution, delivery and performance of this Agreement will not violate, conflict with, result in a breach of or constitute (upon notice or lapse of time or both) a default under, or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance, of any material nature, upon any properties or assets of the Company under any (a) law, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, court or arbitrator to which the Company is subject, (b) the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company or (c) any provision of any material indenture, mortgage, agreement, contract or other material instrument to which the Company is a party or by which the Company or any of its properties or assets is bound as of the date hereof.

          4.4 GOVERNMENTAL CONSENTS. No consent, approval, qualification, order or authorization of, or filing with, any local, state, or federal governmental authority is required on the part of the Company in connection with the Company's valid execution, delivery, or performance of this Agreement, or the offer, sale or issuance of the Shares by the Company, other than any post-closing filings as may be required under applicable federal or state securities laws, which will be timely filed within the applicable periods therefor.

          4.5 ISSUANCE AND SALE OF THE SHARES. When issued and paid for in accordance with this Agreement, the Shares to be sold hereunder by the Company will be validly issued and outstanding, fully paid and non-assessable.

          4.6  SEC REPORTS.

          (a) Since January 1, 1997, the Company has filed with the Securities and Exchange Commission (the "SEC") all reports ("SEC Reports") required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All of the SEC Reports filed by the Company comply in all material respects with the requirements of the Exchange Act. None of the SEC Reports contains, as of the respective dates thereof, any untrue statement of a material fact or omits to state any materi-al fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. All financial statements contained in the SEC Reports have been prepared in accordance with general-ly accepted accounting principles consistently applied throughout the period indicated ("GAAP"). Each balance sheet presents fairly in accordance with GAAP the financial position of the Company as of the date of such balance sheet, and each statement of operations, of stockholders' equity and of cash flows presents fairly in accordance with GAAP the results of operations, the stockholders' equity and the cash flows of the Company for the periods then ended.

CUSIP No. 0006833991                       Page 11 of 30 Pages


          (b) The Company has delivered to the Purchasers the following SEC Reports:

               (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (without exhibits);

               (ii) the Company's Quarterly Reports on Form 10-Q as filed with the SEC for the quarters ended March 31, 1997, June
30, 1997 and September 30, 1997 (without exhibits);

               (iii)     the Company's Proxy Statement for the
1997 Annual Meeting of Stockholders.

          (c) No event has occurred since January 1, 1997, requiring the filing of an SEC Report that has not heretofore been filed and furnished to the Purchasers (including, without limitation, any amendment to any such SEC Report).

          4.7 NO MATERIAL CHANGE. As of the date hereof, there has been no material adverse change in the business, assets, liabilities, financial condition, operations or prospects of the Company since September 30, 1997, except that the Company continues to incur losses as described in the SEC Reports.

          4.8 CAPITALIZATION. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, $.001 par value, of which 9,854,018 such shares were issued and outstanding as of January 9, 1998 and (ii) 5,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding on the date hereof. As of the date hereof, the Company has no intention to issue any shares of such Preferred Stock. Except as contemplated by this Agreement, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire, or prepare and file with the SEC any registration statement to register under the Securities Act of 1933, as amended (the "Securities Act") with respect to, any such shares of capital stock or other equity interests.

CUSIP No. 0006833991                       Page 12 of 30 Pages

          4.9  NASDAQ NATIONAL MARKET.  The Company's Common
Stock is listed on the Nasdaq National Market, and there are no proceedings to revoke or suspend such listing.

          4.10 ABSENCE OF LITIGATION. There is no action, suit, proceeding or investigation pending or, to the Company's best knowledge, that has been filed, commenced or threatened, by or before any governmental agency, court or arbitrator against the Company which might result either individually or in the aggre-gate, in any material adverse change in the business, assets, liabilities, financial condition, operations or prospects of the Company (including, without limitation, any such action, suit, proceeding or investigation that questions the validity of this Agreement or the issuance of the Shares thereunder).

          4.11 INTANGIBLE RIGHTS. To the Company's best knowledge, the Company owns or has the right to use pursuant to valid and enforceable licenses, sublicenses, agreements or permissions, all Intangible Rights (as defined below) that are necessary or desirable for the conduct of the business of the Company as it is currently being conducted and as it is presently proposed to be conducted, and no claims adverse to the interests of the Company are pending or, to the best knowledge of the Company, have been threatened or otherwise asserted with respect to the Company's ownership or use of any such Intangible Rights. To the Company's best knowledge, the Company is not infringing any Intangible Right owned or used by any third party nor, to the Company's best knowledge, is any third party infringing any Intangible Right owned or used by the Company. For purposes of this Agreement, the term "Intangible Rights" means (i) all inventions (whether patentable or unpatentable, and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights, all applications, registrations and renewals in connection therewith, (iii) all trade secrets and confidential business information (including, without limitation, ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, supplier lists, and business and marketing plans and proposals), (iv) all computer software (including, data and related documentation), (v) all other proprietary rights and (vi) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

CUSIP No. 0006833991                       Page 13 of 30 Pages

          4.12 LEGAL COMPLIANCE. The Company has not violated any applicable laws (including, without limitation, all rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of federal, state, local and foreign governments (and all agencies thereof) in respect of the conduct of its business or the ownership of its properties which violation would (either individually or in the aggregate) materially and adversely affect the business, assets, liabili-ties, financial condition, operations or prospects of the Compa-ny.

          4.13 CERTAIN AGREEMENTS. All of the collaborative agreements, research and development agreements, licensing agreements and other agreements with corporate partners and governmental or educational entities that have been previously disclosed by the Company in the SEC Reports referred to in paragraph (b) of Section 4.5 hereof are valid and enforceable obligations of the Company and, to the Company's best knowledge, the other parties thereto. Except for breaches and defaults that would not, singly or in the aggregate, have a material adverse effect on the Company or its assets, liabilities, operations, financial condition, business or prospects, the Company is not in breach or default under any such contracts or agreements nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a breach or default on the Company's part thereunder. To the Company's best knowledge, none of the other parties to such contracts or agreements is in breach or default thereunder nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a breach or default on such other parties' part.

          4.14 REGULATIONS S. Assuming and relying in part on the truth and accuracy of the representations and warranties of IBT and Lombard Odier & Cie, the sale and issuance of the shares to each of them will be made in accordance with Regulation S promulgated under the Securities Act, as such Regulation may be amended and in effect from time to time ("Regulation S"). Assuming and relying in part on the truth and accuracy of the representations of NationsBanc Montgomery Securities LLC, neither Company, any person affiliated with the Company nor any person acting on behalf of the Company or any such affiliate has engaged in any Directed Selling Efforts (as defined in Regulation S).

          4.15 SECURITIES ACT EXEMPTION. Assuming and relying in part on the truth and accuracy of Purchasers' representations and warranties in Section 5 of this Agreement, the offer, sale and issuance of the Common Stock is exempt from Registration under the Securities Act.

CUSIP No. 0006833991                       Page 14 of 30 Pages

          4.16  ELECTION OF IBT NOMINEE TO BOARD OF DIRECTORS.
At the February meeting of the Company's Board of Directors, the Company shall take all steps as are necessary and appropriate and otherwise use its best efforts to cause an individual designated by International Biotechnology Trust plc ("IBT") (such individual so initially designated by IBT, and each other individual from time to time designated by IBT in the event any individual theretofore designated is unable or unwilling to serve as a member of the Board of Directors of the Company, being hereinafter called the "IBT Nominee") to be duly and properly elected to a seat on the Board of Directors of the Company. Thereafter, until the Nomination Termination Date (as defined below), at each annual or special meeting of the stockholders of the Company, or in connection with any written consent solicited from any or all of the stockholders of the Company, at or with respect to which a vote is taken to elect a director to fill the seat occupied by the IBT Nominee theretofore serving as a member of the Board of Directors of the Company (whether upon the expiration or such IBT Nominee's then current term as a member of the Board of Directors of the Company or otherwise), the Company shall nominate the IBT Nominee for election to the Board of Directors of the Company.

          Until the Nomination Termination Date, in the event that individual at any time serving on the Board of Directors of the Company as the IBT Nominee shall, for any reason, cease or be unable so to serve, the Company shall take all steps as are necessary or appropriate to cause the vacancy on the Board of Directors of the Company thereby created to be filled promptly by the election to the Board of Directors of the Company of another IBT Nominee. The Company shall advance and bear any and all costs and expenses incurred by the individual then serving on the Board of Directors of the Company as the IBT Nominee in connec-tion with his or her travel to and attendance at meetings of the Board of Directors of the Company and any committees thereof on which such individual shall serve, such arrangements to be made in accordance with the Company's travel policy for all directors. The individual serving on the Board of Directors as the IBT Nominee shall also be entitled to the reimbursement of all other costs and expenses associated with such individual's so serving on terms and conditions no less favorable than those available to other members of the Board of Directors of the Company. Further, such individual shall be entitled to directors' insurance at the Company's cost and expense and indemnification coverage by the Company on terms and conditions no less favorable than those available to other members of the Board of Directors of the Company.

          The IBT Nominee shall be an individual reasonably acceptable to the Company, it being agreed that Nicole Vitullo is an acceptable nominee. Without limiting the foregoing, without the prior written consent of the Company, IBT shall not designate any individual as the IBT Nominee if such individual is then an officer, director, employee, consultant or

CUSIP No. 0006833991                       Page 15 of 30 Pages

stockholder (then holding more than 1% percent of any company's issued and outstanding capital stock or other equity interests) of any business that is a competitor of the Company.

          For purposes of this Section 4.16, the term "Nomination Termination Date" means the date on which IBT or any of its affiliates ceases to own at least sixty-six and two-thirds percent (66-2/3%) of the number of Shares purchased by IBT hereunder at the Closing (subject to proportionate adjustment upon any stock split, stock dividend, reverse stock split or like event).

          SECTION 5.     REPRESENTATIONS, WARRANTIES AND
COVENANTS OF THE PURCHASER.

          Each Purchaser, severally and not jointly, represents and warrants to and covenants with the Company that:

          5.1  AUTHORITY, APPROVAL AND ENFORCEABILITY.

          (a) Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all action of Purchaser necessary for such execution, delivery and performance has been duly taken.

          (b) Purchaser's execution, delivery and performance of this Agreement have been duly authorized by all requisite action by Purchaser, respectively. Upon the execution and delivery by Purchaser, and assuming the valid execution and delivery of this Agreement by each of the Purchaser and the Company, this Agree-ment will constitute a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforceabili-ty may be limited by applicable bankruptcy, insolvency, reorgani-zation, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceabili-ty may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including specific performance, and except to the extent that the enforceability of the indemnification provi-sions of Section 9.3 may be legally unenforceable.

          5.2 INVESTMENT REPRESENTATIONS. Purchaser understands that the Shares have not been registered under the Securities Act. Purchaser also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Purchaser's representations contained in the Agreement. Purchaser hereby represents and warrants as follows:

CUSIP No. 0006833991                       Page 16 of 30 Pages


          (a) Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evalu-ating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Purchaser must bear the economic risk of this investment indefinitely unless the Shares are registered pursuant to the Securities Act, or an exemption from registration is available. Purchaser understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Purchaser to transfer all or any portion of the Shares under the circumstances, in the amounts or at the times Purchaser might propose.

          (b) Purchaser has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

          (c) The Purchaser agrees that it will not sell, pledge, assign, transfer, otherwise dispose of or reduce their risk with respect to (collectively, "Transfer") any of the Shares unless the Transfer will be made pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act and pursuant to an exemption from any applicable state securities laws or an effective registration or other qualification under any applicable state securities laws. The Purchaser understands that exemptions from such registration requirements are limited. The Company is under no obligation to register the Shares except as provided in Section 9.

          (d) The Purchaser acknowledges and agrees that the Shares are subject to certain restrictions as to resale under the federal and state securities laws. The Purchaser agrees and understands that stop transfer instructions will be given to the transfer agent for the Shares and each share certificate, and each certificate delivered on transfer of or in substitution for any such certificate, shall have affixed a legend in substantial-ly the following form:

          "The shares represented by this certificate have not been registered under the Securities
          Act of 1933, as amended (the "Act"), and have been sold in reliance on the exemption from registration provided by Regulation S under the Act ("Regulation S"). During the period prior to April 13, 1998 (the "Restricted period"), in the absence of registration under the Securities Act, the shares repre-sented by this certificate may not

CUSIP No. 0006833991                       Page 17 of 30 Pages

          be sold, directly or indirectly, within the United
          States (as defined in Regulation S), to a U.S. Person
          (as defined in Regulation S) or for the account of a U.S. Person.

Also notwithstanding anything to the contrary expressed or implied herein, (i) each Purchaser agrees, with respect to the Shares purchased by it, that it will not Transfer the Shares purchased by it until the expiration of the period from the Closing Date until April 13, 1998 (the "Restricted Period"), unless such Transfer will be made pursuant to Regulation S or pursuant to an effective registration statement under the Securi-ties Act, (ii) the Company agrees that, upon the expiration of the Restricted Period, stop transfer instructions to the Company's transfer agent shall no longer apply to Shares, and
(iii) Purchaser agrees that the foregoing legend may not be removed prior to expiration of the Restricted Period.

Purchaser further acknowledges that securities acquired overseas, whether or not pursuant to Regulation S, may be resold in the United States only if they are registered under the Securities
Act or an exemption from registration is available, and in compliance with applicable state securities laws.

          (e) Each Purchaser hereby represents and warrants that it is not a "U.S. Person," is not a "Distributor," and is pur-chasing the Shares in an "Offshore Transaction." as defined in Rule 902 of Regulation S.

          (f) Purchaser is acquiring the Shares for Purchaser's own account for investment only, and not with a view towards their distribution.

          (g) Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

          (h) Purchaser represents that it is an accredited investor within the meaning of Regulation D under the Securities
Act.

          (i) Purchaser has received and read the SEC Reports listed in Section 4.5(b) and has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Purchaser has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment.

CUSIP No. 0006833991                       Page 18 of 30 Pages

          5.3 STANDSTILL COVENANT. Purchaser agrees that, during the period commencing on the date hereof and ending on the fifth anniversary of the date hereof, neither Purchaser nor any of its affiliates will in any manner, directly or indirectly (i) effect, seek, offer or propose to effect any acquisition of any securities or assets of the Company, any tender or exchange offer, merger, business combination, recapitalization or other extraordinary transaction involving the Company or any solicitation of proxies or consents to vote any voting securities of the Company, (ii) form, join or in any way participate in a "group" (as defined in the Exchange Act) with respect to any voting securities of the Company, (iii) solicit or participate in any solicitation of proxies relating to the election of directors of the Company or (iv) enter into any agreement with any other person with respect to the foregoing, or assist any other person to do any of the foregoing; PROVIDED that (A) Purchaser may purchase additional securities in an amount sufficient to allow Purchaser to continue to own 14.9% of the outstanding shares of Common Stock of the Company; and (B) the restrictions contained in this sentence shall terminate automatically upon the acquisition by any person or group (as defined in the Exchange
Act), other than Purchaser and its affiliates, of more than 20% of the outstanding voting securities of the Company or upon the commencement (as provided in Rule 14d-2) of a tender offer other than by or on behalf of Purchaser or its affiliates (with securities or cash) which has not been approved by a majority of the Company's Board of Directors for the Company's voting securities and (C) this sentence shall not prohibit the acquisition or disposition of shares for investment purposes only in the open market in the ordinary course by any pension fund or trust for the benefit of employees of the Purchaser or its affiliates.

          SECTION 6. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. Notwithstanding any investigation made by any party to this Agreement, all covenants, agreements, representations and warranties made by the Company and each Purchaser herein shall survive the execution of this Agreement and the issuance and sale to the Purchasers of the Shares and shall terminate upon the subsequent transfer of the Shares pursuant to Sections 5 or 9.

          SECTION 7.     CONDITIONS TO COMPANY'S OBLIGATIONS AT
THE CLOSING. The Company's obligation to complete the sale and issuance of the Shares at Closing shall be subject to the follow-ing conditions to the extent not waived by the Company:

          7.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by each Purchaser in Section
5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

          7.2 COVENANTS PERFORMED. All covenants, agreements and conditions contained herein to be performed by the Purchasers on

CUSIP No. 0006833991                       Page 19 of 30 Pages

or prior to the Closing Date shall have been performed or com-plied with in all material respects.

          7.3  QUALIFICATIONS, LEGAL INVESTMENT.  All
authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are binding upon any of the Purchasers and that are required in connection with the lawful sale and issuance of the Shares at such Closing pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the date of such Closing. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by the SEC or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction. At the time of such Closing, the sale and issuance of the Shares to be purchased and sold at such Closing shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

          SECTION 8.     CONDITIONS TO PURCHASERS' OBLIGATIONS AT
THE CLOSING. Each Purchaser's obligation to purchase the Shares at the Closing thereby shall be subject to the following conditions to the extent not waived by the Purchasers:

          8.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company in Section 4 hereof shall be true and correct when made, and shall be true and correct as of the Closing Date.

          8.2 LEGAL OPINION. Purchasers shall have received from Cooley Godward LLP, counsel to the Company, an opinion letter addressed to the Purchasers, dated as of the Closing Date, in the form attached hereto as EXHIBIT B.

          8.3 COVENANTS PERFORMED. All covenants, agreements and conditions contained herein to be performed by the Company shall have been performed or complied with in all material respects.

          8.4  QUALIFICATIONS, LEGAL INVESTMENT.  All
authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are binding upon the Company and that are required in connection with the lawful sale and issuance of the Shares at such Closing pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing Date. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by the SEC, or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction. At the time of the Closing, the sale and issuance of the

CUSIP No. 0006833991                       Page 20 of 30 Pages

Shares shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

          8.5 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, assets, liabilities, operations or financial condition of the Company since the date of this Agreement.

          8.6 NO LITIGATION. Since the date of this Agreement, no proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing or the performance by the Company of any of its obligations hereunder, shall have been instituted before any governmental agency, court or arbitrator and shall be pending.

          SECTION 9.     REGISTRATION OF THE SHARES; COMPLIANCE
                         WITH THE SECURITIES ACT.

          9.1 DEFINITIONS. As used in this Section 9 the following terms shall have the following respective meanings:

          (a) "Registrable Shares" shall mean the Shares issued pursuant to this Agreement;

          (b) "Registration Statement" shall include any final prospectus, exhibit, supplement or amendment included in or relating to the Registration Statement referred to in Section
9.2; and

          (c) "Untrue Statement" shall include any untrue statement or alleged untrue statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          9.2 REGISTRATION PROCEDURES AND EXPENSES. The Company is obligated to do the following:

          The Company shall, within 90 days following the Closing
Date:

          (a) prepare and file with the SEC a registration statement on Form S-3 in order to register with the SEC under the Securities Act a sale by the Purchasers on a delayed or continu-ous basis pursuant to Rule 415 under the Securities Act any or all of the Registrable Shares through the automated quotation system of the Nasdaq National Market System or the facilities of any national securities exchange on which the Company's Common Stock is then traded, or in privately-negotiated transactions (a "Registration Statement") (notwithstanding anything to the contrary

CUSIP No. 0006833991                       Page 21 of 30 Pages

expressed or implied herein, if a registration statement on Form S-3, or any substitute form, is not then available for registration of the Registrable Shares, the Company shall be obligated instead to prepare and file with the SEC a registration statement on Form S-1 in order to register the Registrable Shares under the Securities Act and such registration statement will be a "Registration Statement" for the purposes of this Agreement);

          (b) use its best efforts, subject to receipt of necessary information from the Purchasers, to cause such Regis-tration Statement to become effective as promptly after filing as practicable;

          (c) promptly notify each Purchaser, at any time when a prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to such Registration Statement contains an untrue statement of a material fact or omits to state any fact necessary to make the statements therein not misleading;

          (d) promptly prepare and file with the SEC, and deliver to each Purchaser, such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until termination of such obligation as provided in
Section 9.7 below;

          (e) furnish to each Purchaser such number of copies of prospectuses in conformity with the requirements of the Securi-ties Act, in order to facilitate the public sale or other dispo-sition of all or any of the Registrable Shares by the Purchasers;

          (f) file such documents as may be required of the Company for normal securities law clearance for the resale of the Registrable Shares in which states of the United States as may be reasonably requested by each Purchaser provided, however, that the Company shall not be required in connection with this para-graph (e) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

          (g)  use its best efforts to cause all Registrable
Shares to be listed on each securities exchange, if any, on which equity securities by the Company are then listed; and

CUSIP No. 0006833991                       Page 22 of 30 Pages

          (h) bear all expenses in connection with the proce-dures in paragraphs (a) through (f) of this Section 9.2, other than (i) fees and expenses, if any, of counsel or other advisers to the Purchasers, and (ii) any expenses relating to the sale of the Registrable Shares by the Purchasers, including broker's commission, discounts or fees and transfer taxes.

          9.3  INDEMNIFICATION

          (a) The Company agrees to indemnify and hold harmless each Purchaser from and against any losses, claims, damages or liabilities to which such Purchaser may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any Untrue Statement on the effective date of the Registration Statement, or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement and the Company will reimburse such Purchaser for any reasonable legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an Untrue Statement made in such Registration Statement in reliance upon and in conformity with written information fur-nished to the Company by or on behalf of such Purchaser specifi-cally for use in preparation of the Registration Statement, or the failure of such Purchaser to comply with the covenants and agreements contained in Sections 5.3 or 9.4 hereof respecting the sale of the Shares or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

          (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure to comply with the covenants and agreements contained in Sections 5.3 or 9.4 hereof respecting sale of the Shares, or any Untrue Statement contained in the Registration Statement on the effective date thereof if such Untrue Statement was made in reliance upon and in conformity with written information fur-nished by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, and such Purchaser will reimburse the Company (or such officer,

CUSIP No. 0006833991                       Page 23 of 30 Pages

director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; PROVIDED that in no event shall any indemnity by a Purchaser under this Section 9.3 exceed the net proceeds received by such Purchaser from the sale of the Shares covered by such Registration Statement.

          (c) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 9.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subse-quently incurred by such indemnified person in connection with the defense thereof; PROVIDED, HOWEVER, that if there exists or shall exist a conflict of interest that would make it inappropri-ate, in the opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; PROVIDED, HOWEVER, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel for all indemnified parties.

          (d)  If the indemnification provided for in this
Section 9.3 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liabili-ty, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by refer-ence to, among other things, whether the untrue or alleged untrue statement of material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information,

CUSIP No. 0006833991                       Page 24 of 30 Pages

and opportunity to correct or prevent such statement or omission; PROVIDED, that in no event shall any contribution by a Purchaser hereunder exceed the net proceeds received by such Purchaser from the sale of the Shares covered by the Registration Statement.

          (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution in the under-writing agreement entered into in connection with the underwrit-ten public offering are in conflict with the foregoing provi-sions, the provisions in the underwriting agreement shall con-trol.

          9.4 Transfer of Shares After Registration; Notice. The Purchaser hereby covenants with the Company not to make any sale of the Shares after registration without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied. The Purchaser acknowledges that there may be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amend-ment to the Registration Statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. The Purchaser hereby covenants that it will not sell any Shares pursuant to said prospectus or pursuant to Regulation S during the period commencing at the time at which the Company gives the Purchaser notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchaser notice that the Purchaser may thereafter effect sales pursuant to said prospectus. The foregoing provisions of this Section 9.4 shall in no manner diminish or otherwise impair the Company's obligations under Section 9.2 hereof. The Purchas-er further covenants that it will provide the Company three business days' notice of a proposed sale of one hundred thousand (100,000) or more Shares.

          9.5  Reporting Requirements.

          (a)  The Company agrees to use its best efforts to:

               (i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

               (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934; and

CUSIP No. 0006833991                       Page 25 of 30 Pages


               (iii) so long as any of the Purchasers own Registrable Securities, to furnish to the Purchasers forthwith upon request (1) a written statement by the Company as to whether it complies with the reporting requirements of said Rule 144, the Securities Act and Securities Exchange Act of 1934, or whether it qualifies as a registrant whose securities may be resold pursuant to SEC Form S-3, (2) a copy of the most recent annual or quarter-ly report of the Company and such other reports and documents so filed by the Company, and (3) such other information as may be reasonably requested in availing the Purchasers of any rule or regulation of the SEC that would permit the selling of the Registrable Securities without registration.

          9.6  MARKET STAND-OFF.  If requested by the
underwriters, the Purchasers or any assignees thereof, will not Transfer any of the Securities for up to 90 days following a public offering by the Company of its capital stock.

          9.7 TERMINATION OF OBLIGATIONS. The obligations of the Company pursuant to Sections 9.2 through 9.5 hereof shall cease and terminate upon the earlier to occur of (i) such time as all of the Registrable Shares have been resold, or (ii) such time as all of the Registrable Shares may be sold during any 90 day period pursuant to Rule 144.

          9.8 ASSIGNABILITY OF REGISTRATION RIGHTS. The registration rights set forth in this Section 9 are not assignable other than to an affiliate of a Purchaser.

          SECTION 10.    BROKER'S FEE.  The Company and each
Purchaser (severally and not jointly) shall indemnify each other for any broker's, finder's or agent's fees for which they are responsible.

          SECTION 11.    NOTICES.  All notices, requests,
consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent and addressed as follows:

CUSIP No. 0006833991                       Page 26 of 30 Pages

          (a)  if to the Company, to:

                    ONYX Pharmaceuticals, Inc.
                    3031 Research Drive
                    Richmond, California 94806
                    Attention: Hollings C. Renton

          with a copy mailed to:

                    Cooley Godward LLP
                    Five Palo Alto Square
                    3000 El Camino Real
                    Palo Alto, California 94306
                    Attention:  Deborah A. Marshall, Esq.

          or to such other person at such other place as the Company shall designate to the Purchasers in writing;
          and

          (b) if to the Purchasers, at the address as set forth at the end of this Agreement, or at such other address or ad-dresses as may have been furnished to the Company in writing with a copy, in the case of IBT, to:

                    Reboul, MacMurray, Hewitt, Maynard & Kristol
                    45 Rockefeller Plaza
                    New York, New York  10111
                    Attention:  Charles D. Uniman, Esq.

          SECTION 12.    MISCELLANEOUS.

          12.1 WAIVERS AND AMENDMENTS. Neither this Agreement nor any provision hereof may be changed, waived, discharged, terminated, modified or amended except upon the written consent of the Company and holders of at least 66-2/3% of the Shares.

          12.2 HEADINGS. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

          12.3 SEVERABILITY. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remain-ing provisions contained herein shall not in any way be affected or impaired thereby.

          12.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied

CUSIP No. 0006833991                       Page 27 of 30 Pages

to contracts entered into and performed entirely in Delaware by Delaware residents, without regard to conflicts of law principles.

          12.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

          12.6 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

          12.7 ENTIRE AGREEMENT. This Agreement and other documents delivered pursuant hereto, including the exhibits, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          12.8 PUBLICITY. No party shall issue any press releases or otherwise make any public statement with respect to the transactions contemplated by this Agreement without the prior written consent of the other parties, except as may be required by applicable law or regulations, in which case such party shall provide the other parties with reasonable notice of such publici-ty and/or opportunity to review such disclosure.

CUSIP No. 0006833991                       Page 28 of 30 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.


COMPANY:

ONYX PHARMACEUTICALS, INC.


By:  /s/ Hollings C. Renton

Title:  President & CEO

Address:  3031 Research Drive
          Richmond, CA 94806

CUSIP No. 0006833991                       Page 29 of 30 Pages

PURCHASER:

INTERNATIONAL BIOTECHNOLOGY TRUST PLC


By:  /s/ Jeremy L. Curnock Cook

Title: Director

Address:  Five Arrows House
          St. Swithin's Lane
          London EC4N 8 NR
          England

CUSIP No. 0006833991                       Page 30 of 30 Pages

                            EXHIBIT A




Purchaser                                        Shares

International Biotechnology Trust plc            1,122,807
Lombard Odier & Cie                                280,701
                                                 __________
                                                 1,403,508